Exhibit 12

                 Carpenter Technology Corporation
 Computations of Ratios of Earnings to Fixed Charges -- unaudited
                  Five years Ended June 30, 1998

                      (dollars in millions)


                           1998(b)  1997    1996     1995    1994
                           -------  ----    ----     ----    ----
Fixed charges:

  Interest costs (a)       $ 31.2  $ 22.3  $ 19.3   $ 17.8  $ 19.7

  Interest component of
   non-capitalized lease
   rental expense (c)         2.9     2.4     2.0      2.4     2.5
                           ------  ------  ------   ------  ------
    Total fixed charges    $ 34.1  $ 24.7  $ 21.3   $ 20.2  $ 22.2
                           ======  ======  ======   ======  ======
Earnings as defined:

  Income before income
   taxes and extraordinary
   charge                  $136.9  $ 97.9  $ 95.2   $ 74.6  $ 62.7

  Add: Loss in less-than-
   fifty-percent-owned
   entities and loss (gain)
   on sale of partial
   interest in less-than-
   fifty-percent owned
   entities                   3.4     1.2     4.3      3.0     0.9

  Fixed charges less
   interest capitalized      32.0    22.3    21.0     17.0    18.1

  Amortization of
   capitalized interest       1.9     1.9     2.1      1.9     1.8
                           ------  ------  ------   ------  ------

    Earnings as defined    $174.2  $123.3  $122.6   $ 96.5  $ 83.5
                           ======  ======  ======   ======  ======
Ratio of earnings to
 fixed charges               5.1x    5.0x    5.7x     4.8x    3.8x
                           ======  ======  ======   ======  ======

(a) Includes interest capitalized relating to significant construction projects, and amortization of debt discount and debt expense.

(b) Excludes interest and earnings related to net assets held for sale.

(c) One-third of rental expense which approximates the interest component of non-capitalized leases.